UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2008.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date January 8, 2008	By:	/s/ Li Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 670)

ANNOUNCEMENT

RESULTS OF SHAREHOLDERS' MEETINGS
RESUMPTION OF TRADING

The board of directors (the "Board") of China Eastern Airlines Corporation Limited (the "Company") announces the results of an extraordinary general meeting ("EGM") and an H shareholders class meeting ("H Shareholders Class Meeting") of the Company held in Shanghai, the People's Republic of China (the "PRC") on Tuesday, 8 January 2008.

At the request of the Company, trading in the H Shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") was suspended with effect from 9:30 a.m. on 8 January 2008 pending the release of this announcement. The Company has made an application to the Stock Exchange for the resumption of trading in its H Shares on the Stock Exchange with effect from 9:30 a.m. on 9 January 2008.

Reference is made to the Company's notices of the EGM (the "EGM Notice") and the H Shareholders Class Meeting (the "H Shareholders Class Meeting Notice") both dated 23 November 2007, further notice of the H Shareholders Class Meeting dated 20 December 2007 and the Company's circular dated 23 November 2007 (the "Circular"). Terms defined in the Circular shall have the same meanings when used herein unless otherwise specified.

RESULTS OF THE EGM

The EGM was held at Meeting Centre, Shanghai Homeyo Hotel (上海航友賓館), 2550 Hongqiao Road, Shanghai, the PRC on Tuesday, 8 January 2008. Shareholders representing 3,584,769,954 shares of the Company were present, in person or by proxy, at the EGM. The EGM was validly convened in compliance with the relevant requirements under the Company Law of the PRC and the articles of association of the Company.

As mentioned in the EGM Notice and the Circular, CEA Holding and its associates, holding 2,904,000,000 shares of the Company, were required to abstain, and have abstained, from voting in respect of Special Resolutions Nos. 1 and 2 and Ordinary Resolution No. 4 proposed for approval at the EGM. As such, (i) shareholders representing 1,962,950,000 shares of the Company were entitled to attend and vote for or against Special Resolutions Nos. 1 and 2 and Ordinary Resolution No. 4 proposed for approval at the EGM, and shareholders representing 680,769,954 shares out of such 1,962,950,000 shares were present at the EGM, in person or by proxy, to vote in respect of such resolutions; and (ii) shareholders representing 4,866,950,000 shares of the Company (i.e., the Company's entire issued share capital) were entitled to attend and vote for or against Special Resolution No. 3 and Ordinary Resolutions Nos. 5 and 6 proposed for approval at the EGM, and shareholders representing 3,584,769,954 shares out of such 4,866,950,000 shares were present at the EGM, in person or by proxy, to vote in respect of such other resolutions.

No shareholder of the Company was required to vote only against any of the resolutions proposed at the EGM.

Each resolution proposed for approval at the EGM was taken on poll. Hong Kong Registrars Limited, the Company's H Shares registrar, was appointed as the scrutineer for the purpose of vote-taking at the EGM. The resolutions set out below are in the same order and correspond to those set out in the EGM Notice. The poll results in respect of the resolutions proposed for approval at the EGM were set out as follows:

Total number of shares represented by votes (Approximate % *)
	For	Against
SPECIAL RESOLUTIONS
1.    THAT, conditional upon (i) the approval of the same by the holders of A Shares at the A Shareholders Class Meeting and by the holders of H Shares at the H Shareholders Class Meeting and (ii) the passing of the ordinary resolution in relation to the approval of the CEA Holding Subscription as further described in Resolution No. 4 below, the terms and conditions of the Investor Subscription Agreement be approved, ratified and confirmed, and the Directors be and are hereby authorized to sign all such documents and/or do all such things and acts as the Directors may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with any transaction contemplated under the Investor Subscription Agreement or any matter incidental thereto, including but not limited to the issue of 1,235,005,263 new H Shares and 649,426,737 new H Shares by the Company to SIA and Temasek respectively pursuant to the Investor Subscription Agreement.
	150,174,783 (22.39%)	520,595,202 (77.61%)

2.    THAT, conditional upon (i) the approval of the same by the holders of A Shares at the A Shareholders Class Meeting and by the holders of H Shares at the H Shareholders Class Meeting and (ii) the passing of the ordinary resolution in relation to the approval of the CEA Holding Subscription as further described in Resolution No. 4 below, the terms and conditions of the CEA Holding Subscription Agreement be approved, ratified and confirmed, and the Directors be and are hereby authorized to sign all such documents and/or do all such things and acts as the Directors may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with any transaction contemplated under the CEA Holding Subscription Agreement or any matter incidental thereto, including but not limited to the issue of 1,100,418,000 new H Shares by the Company to CEA Holding pursuant to the CEA Holding Subscription Agreement.
150,156,063 (22.54%)	515,889,922 (77.46%)
3.    THAT, conditional upon and with effect from simultaneous completion of the Investor Subscriptions and the CEA Holding Subscription, the proposed amendments to the Articles of Association as set out in the Circular be and are hereby approved, subject to obtaining any approval, endorsement or registration as may be necessary from the relevant authorities, and the Directors be and are hereby authorized to deal with on behalf of the Company the relevant application, approval, endorsement, registration, filing procedures and other related issues arising from the amendments of the Articles of Association; and the Directors be and are hereby authorized and empowered to make further amendments to the Articles of Association in order to fulfill or accommodate any request that may be raised or made by the relevant authorities during the approval, endorsement and/or registration of the amendments of the Articles of Association.
3,067,655,975 (85.69%)	512,389,979 (14.31%)
ORDINARY RESOLUTIONS
4.    THAT, for the purposes of Chapter 14A of the Listing Rules (which governs connected transactions of the Company) and conditional upon the approval of the same by the holders of A Shares at the A Shareholders Class Meeting and by the holders of H Shares at the H Shareholders Class Meeting, the terms and conditions of the CEA Holding Subscription Agreement and the transaction contemplated thereunder (which transaction is the same as that referred to in Resolution No. 2 above) be approved, ratified and confirmed.
	150,142,783 (22.54%)	515,893,202 (77.46%)

5.      (i)  THAT, conditional upon and with effect from simultaneous completion of the Investor Subscriptions and the CEA Holding Subscription, Mr. Stephen Lee Ching Yen be appointed as non-executive Director.
	3,075,391,847 (85.90%)	504,653,431 (14.10%)
(ii) THAT, conditional upon and with effect from simultaneous completion of the Investor Subscriptions and the CEA Holding Subscription, Mr. Chew Choon Seng be appointed as non-executive Director.	3,075,390,923 (85.90%)	504,653,511 (14.10%)
6. THAT, the proposal for purchasing liability insurance for Directors and senior officers of the Company, details of which are set out in the Circular, be approved.	3,117,557,693 (87.14%)	460,266,261 (12.86%)

*  The percentage of voting is based on the total number of shares held by the Independent Shareholders who attended and voted at the EGM in person or in proxy in respect of the relevant resolution.

Based on the above poll results of the EGM, Special Resolutions Nos. 1 and 2 and Ordinary Resolution No. 4 were not passed, while Special Resolution No. 3 and Ordinary Resolutions Nos. 5 and 6 were passed.

RESULTS OF H SHAREHOLDERS CLASS MEETING

The H Shareholders Class Meeting was held at Meeting Centre, Shanghai Homeyo Hotel (上海航友賓館), 2550 Hongqiao Road, Shanghai, the PRC on Tuesday, 8 January 2008. The H Shareholders Class Meeting was validly convened in compliance with the relevant requirements under the Company Law of the PRC and the articles of association of the Company.

As mentioned in the H Shareholders Class Meeting Notice and the Circular, CEA Holding and its associates were required to abstain from voting in respect of all resolutions proposed for approval at the H Shareholders Class Meeting. CEA Holding and its associates are not holder of any H Share. As such, shareholders representing 1,566,950,000 H Shares (i.e., the entire issued H Share capital) were entitled to attend and vote for or against all resolutions proposed for approval at the H Shareholders Class Meeting.

No shareholder of the Company was required to vote only against any of the resolutions proposed at the H Shareholders Class Meeting.

Each resolution proposed for approval at the H Shareholders Class Meeting was taken on poll. Hong Kong Registrars Limited, the Company's H Shares registrar, was appointed as the scrutineer for the purpose of vote-taking at the H Shareholders Class Meeting. The resolutions set out below are in the same order and correspond to those set out in the H Shareholders Class Meeting Notice. The poll results in respect of the resolutions proposed for approval at the H Shareholders Class Meeting were set out as follows:

Total number of H Shares represented by votes (Approximate %†)
	For	Against
SPECIAL RESOLUTIONS
1.    THAT, conditional upon the approval of the same by the holders of A Shares at the A Shareholders Class Meeting and by the shareholders of the Company at the EGM, the terms and conditions of the Investor Subscription Agreement be approved, ratified and confirmed, and the Directors be and are hereby authorized to sign all such documents and/or do all such things and acts as the Directors may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with any transaction contemplated under the Investor Subscription Agreement or any matter incidental thereto, including but not limited to the issue of 1,235,005,263 new H Shares and 649,426,737 new H Shares by the Company to SIA and Temasek respectively pursuant to the Investor Subscription Agreement.
	156,363,485 (25.30%)	461,647,288 (74.70%)
2.     THAT, conditional upon the approval of the same by the holders of A Shares at the A Shareholders Class Meeting and by the shareholders of the Company at the EGM, the terms and conditions of the CEA Holding Subscription Agreement be approved, ratified and confirmed and the Directors be and are hereby authorized to sign all such documents and/or do all such things and acts as the Directors may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with any transaction contemplated under the CEA Holding Subscription Agreement or any matter incidental thereto, including but not limited to the issue of 1,100,418,000 new H Shares by the Company to CEA Holding pursuant to the CEA Holding Subscription Agreement.
	156,387,485 (25.30%)	461,647,288 (74.70%)

†  The percentage of voting is based on the total number of H Shares held by the Company's H shareholders who attended and voted at the H Shareholders Class Meeting in person or in proxy in respect of the relevant resolution.

Based on the above poll results of the H Shareholders Class Meeting, Special Resolutions Nos. 1 and 2 were not passed.

RESULTS OF A SHAREHOLDERS CLASS MEETING

The A Shareholders Class Meeting was validly convened and held at Meeting Centre, Shanghai Homeyo Hotel (上海航友賓館), 2550 Hongqiao Road, Shanghai, the PRC on Tuesday, 8 January 2008. The two resolutions proposed for approval at the A Shareholders Class Meeting were not passed.

RESUMPTION OF TRADING

At the request of the Company, trading in the H Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 8 January 2008 pending the release of this announcement. The Company has made an application to the Stock Exchange for the resumption of trading in the H Shares on the Stock Exchange with effect from 9:30 a.m. on 9 January 2008.

By order of the board of the directors of
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Company's directors as at the date of this announcement are:

Li Fenghua	(Chairman, Non-executive Director)
Li Jun	(Vice Chairman, Non-executive Director)
Cao Jianxiong	(President, Executive Director)
Luo Chaogeng	(Non-executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent non-executive Director)
Peter Lok	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)

Shanghai, the PRC
8 January 2008